JUNEE LTD

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Junee Ltd
Amendment No. 9 to Registration Statement on Form F-1
Filed October 31, 2023
Registration No. 333-266116

Ladies and Gentlemen:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on March 26, 2024, regarding our Amendment No. 13 to the Registration Statement on Form F-1 filed on March 15, 2024. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment No. 13 to Registration Statement on Form F-1

General

1. Please advise (i) why the resale offering is required to be registered at this time, (ii) how you determined the number of ordinary shares being registered in connection with the resale offering, and (iii) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders), all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the resale of the ordinary shares of the Company by certain selling shareholders (collectively, the “Selling Shareholders,” and individually, a “Selling Shareholder”) as contemplated in our registration statement on Form F-1, as amended (the “Registration Statement”), is not an indirect primary offering and is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Our analysis of the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI.612.09”) are as follows:

Background

On June 8, 2023, Rich Merchant Limited surrendered its 8% of shares in Alpha Generator Limited, the controlling person of OPS Holdings Limited, which is our 82.4% shareholder as of the date of this response, to Mr. Yuk Ki (Francis) Chan, Mr. Siu Lai So, and Mr. Sai Kit (Dicky) Yip, with each receiving 2.66% of the shares in Alpha Generator Limited, and in consideration, (i) Alpha Generator Limited surrendered its 756 shares in OPS Holdings Limited; and (ii) Rich Merchant Limited acquired 687,167 Ordinary Shares in Junee from OPS Holdings Limited.

On July 18, 2023, Rich Merchant Limited transferred its 178,597 Ordinary Shares of Junee to Florita Investments Limited, for a consideration of $500,071.6; OPS Holdings Limited transferred its 329,973 Ordinary Shares of Junee to Florita Investments Limited, for a consideration of $923,924.4, its 508,570 Ordinary Shares of Junee to Nice Honour International Investment Limited, for a consideration of $1,423,996, its 178,000 Ordinary Shares of Junee to Plenty Partner Enterprises Limited, for a consideration of $498,400, and its 178,000 Ordinary Shares of Junee to Oasis Dragon Holdings Limited, for a consideration of $498,400.

Factor 1: How Long the Selling Shareholders Have Held the Shares

Except for Rich Merchant Limited, which has held its shares since June 8, 2023, each of the other Selling Shareholders has held their ordinary shares since July 18, 2023. From the date of acquisition to the date of this response, the Selling Shareholders have not sold or otherwise disposed of any of the ordinary shares they hold. The holding period for the shares demonstrates that the Selling Shareholders acquired the shares for investment, does not demonstrate an intent to distribute the shares on behalf of the Company or that the Selling Shareholders are acting as underwriters.

Factor 2: Circumstances under which the Selling Shareholders Acquired the Shares

The circumstances under which each Selling Shareholder acquired their ordinary shares in Junee have been discussed in detail under the heading “Background” above.

None of the Selling Shareholders has entered into any underwriting relationship or arrangement with the Company, received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares, if any, by the Selling Shareholders. We believe these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” We are not aware of any evidence that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Shareholders that have or are intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company does not have relationships with any of the Selling Shareholders, and none of them is an affiliate of the Company. Further, the Company does not have an underwriting relationship with the Selling Shareholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the resale shares following the effectiveness of the Registration Statement or even whether any such resale shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has a Selling Shareholder been affiliated with or acted as a securities broker-dealer or representative thereof.

The Company does not believe that the registration rights that the Company granted to these selling shareholders are indicative of any desire of the Selling Shareholders to sell or distribute the resale shares on behalf of the Company. The Company did not grant the registration rights for purpose of conducting an indirect primary offering. To the extent that the Selling Shareholders sell the ordinary shares, the Selling Shareholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: Amount of Shares Involved

The total number of ordinary shares registered for resale by the Selling Shareholders is 1,881,710, representing 17.56% of the Company’s issued and outstanding shares as of the date hereof. Additionally, none of the Selling Shareholders holds or is seeking to register more than 5% of the outstanding shares of the Company.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

Based on the information supplied to the Company by the Selling Shareholders, each of the Selling Shareholders is a holding company 100% controlled by an individual. To the Company’s knowledge, the Selling Shareholders are not, nor have they ever been, in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

We respectfully submit that we believe that the circumstances of the offering do not indicate that the Selling Shareholders are selling the resale shares on behalf of the Company. The Company will receive no portion of the proceeds from any sales of the resale shares. No Selling Shareholder acquired the resale shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective resale shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Shareholders are not in the business of underwriting securities. In light of the circumstances and the others described above, we respectfully advise the Staff that we believe the Selling Shareholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

Additionally, in response to the Staff’s comment, we respectfully advise the following:

(i) why the resale offering is required to be registered at this time

The resale shares are registered at this time because the lead underwriter of our initial public offering did not require lock-ups of 5% or greater shareholders, and no lock-up terms were negotiated between OPS Holdings Limited and the Selling Shareholders prior to the respective dates share transfers were made, and we intend to register the resale shares at this time to provide greater flexibility for the resale shareholders to exit upon our initial public offering.

(ii) how you determined the number of ordinary shares being registered in connection with the resale offering

We plan to register all the ordinary shares held by the Selling Shareholders which they received from OPS Holdings Limited.

(iii) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders)

The Selling Shareholders were selected to participate in this resale offering because (i) the lead underwriter of our initial public offering did not require lock-ups of 5% of greater shareholders, and no lock-up terms were negotiated between OPS Holdings Limited and the Selling Shareholders prior to the respective dates share transfers were made, (ii) none of the Selling Shareholders is an affiliate of the Company, and (iii) the number of shares held by each Selling Shareholder is less than 5% of the outstanding shares of the Company, the resale of which the Company believes is less likely to cause fluctuations in the market price of our ordinary shares following the initial public offering.

* * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or further comments regarding this submission, please do not hesitate to contact our legal counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sai Kit (Dicky) Yip
Name:	Sat Kit (Dicky) Yip
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC